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Exhibit 99.1

HAMILTON PARK TOWERS LLC
Financial Statements—Unconsolidated Significant Joint Venture
As of December 31, 2014 and 2013
and for the years ended December 31, 2014, 2013 and 2012
Together With Report of Independent
Registered Public Accounting Firm

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Joint Venture Members of
Hamilton Park Towers LLC

        We have audited the accompanying balance sheets of Hamilton Park Towers LLC (the "Joint Venture") as of December 31, 2014 and 2013, and the related statements of operation, changes in members' capital and cash flows for each of the years in the three-year period ended December 31, 2014. Hamilton Park Tower's Management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Joint Venture is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Park Towers LLC at December 31, 2014 and 2013 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ MILLER WACHMAN LLP Boston, Massachusetts March 13, 2015

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Ventures)

Balance Sheets

	December 31,
	2014	2013
ASSETS
Rental Properties	$97,142,777	$102,120,964
Cash and Cash Equivalents	1,128,780	961,622
Rent Receivable	94,857	91,701
Real Estate Tax Escrow	294,748	427,084
Prepaid Expenses and Other Assets	1,917,136	1,529,591
Financing and Leasing Fees	281,222	340,362

Total Assets	$100,859,520	$105,471,324

LIABILITIES AND MEMBERS' CAPITAL
Mortgage Note Payable	$86,240,813	$87,410,638
Accounts Payable and Accrued Expenses	793,995	944,140
Advance Rental Payments and Security Deposits	2,224,824	2,121,509

Total Liabilities	89,259,632	90,476,287
Commitments and Contingent Liabilities (Note7)
Members' Capital	11,599,888	14,995,037

Total Liabilities and Members' Capital	$100,859,520	$105,471,324

Member's Capital—NERA 40%	$4,639,953	$5,998,015

See notes to accompany the financial statements.

Hamilton Park Towers, LLC

(Unconsolidated Significant Joint Ventures)

Statements of Operation

Years Ended December 31, 2014, 2013 and 2012

	Year Ended December 31,
	2014	2013	2012
Revenues
Rental Income	$13,658,064	$12,851,259	$12,202,615
Laundry and Sundry Income	100,935	94,715	98,042

	13,758,999	12,945,974	12,300,657

Expenses
Administrative	226,551	245,444	219,218
Depreciation and Amortization	5,406,157	5,778,427	5,733,920
Management Fees	289,170	271,505	261,355
Operating	1,233,796	1,056,919	1,006,570
Renting	177,251	105,593	74,705
Repairs and Maintenance	1,181,497	1,051,832	880,103
Taxes and Insurance	1,462,398	1,529,605	1,485,297

	9,976,820	10,039,324	9,661,169

Income Before Other Income	3,782,179	2,906,650	2,639,488

Other Income (Loss)
Interest Income	—	57	—
Interest Expense	(4,952,328)	(5,016,659)	(5,092,838)

	(4,952,328)	(5,016,602)	(5,092,838)

Net Loss	$(1,170,149)	$(2,109,952)	$(2,453,350)

NERA—40%	$(468,061)	$(843,981)	$(981,340)

See notes to accompnay the financial statements.

Hamilton Park Towers LLC

(Unconsolidated Significant Joint Ventures)

Statements of Changes in Members' Capital

Hamilton Park Towers LLC
Balance, January 1, 2012	$23,748,339
Distribution to members	(2,005,000)
Net Loss	(2,453,350)

Balance, December 31, 2012	$19,289,989
Investment by members	200,000
Distribution to members	(2,385,000)
Net Loss	(2,109,952)

Balance, December 31, 2013	$14,995,037
Distribution to members	(2,225,000)
Net Loss	(1,170,149)

Balance, December 31, 2014	$11,599,888

Allocation to New England Realty Associations Limited Partnership for 2014:
Percentage Ownership	40%

Distributions Received	$890,000

Net Loss	$(468,061)

Member's Capital	$4,639,953

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

Statements of Cash Flow

	Year Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activites
Net (Loss)	$(1,170,149)	$(2,109,952)	$(2,453,350)

Adjustments to reconcile net income to net cash provided by (used in) operating activites:
Depreciation and amortization	5,406,157	5,778,427	5,733,920
Changes in operating assets and liabilities:
(Increase) Decrease in rent receivable	(3,156)	(56,451)	51,472
Increase (Decrease) in accounts payable and accrued expenses	(150,144)	100,718	22,819
(Increase) Decrease in real estate tax escrow	132,337	(2,925)	157,869
(Increase) in prepaid expenses and other assets	(387,545)	(162,318)	(151,059)
Increase in advance rental payments and security deposits	103,315	201,936	119,460

Total adjustments	5,100,963	5,859,387	5,934,481

Net cash provided by operating activites	3,930,814	3,749,435	3,481,131

Cash flows from investing activites
Improvement of rental properties	(368,831)	(343,156)	(249,581)

Net cash (used in) investing activites	(368,831)	(343,156)	(249,581)

Cash flows from financing activites
Principal payments of mortgage notes payable	(1,169,825)	(1,201,048)	(1,121,506)
Investment by members	—	200,000	—
Distributions to members	(2,225,000)	(2,385,000)	(2,005,000)

Net cash (used in) financing activities	(3,394,825)	(3,386,048)	(3,126,506)

Net increase in cash and cash equivalents	167,158	20,231	105,044
Cash and cash equivalents, at beginning of year	961,622	941,391	836,347

Cash and cash equivalents, at end of year	$1,128,780	$961,622	$941,391

Supplementary cash flow statement information:
Cash paid for interest	$4,489,429	$4,972,685	$5,052,227

Cash paid for state taxes	$3,440	$1,880	$1,694

See notes to accompany the financial statements.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

        Line of Business:    Hamilton Park Towers LLC, (the "Joint Venture" or the "Property"), was organized in Massachusetts in 2009. The Joint Venture owns and operates 409 residential apartment units located in Brookline, Massachusetts. The Joint Venture is owned 40% by New England Realty Associates Limited Partnership ("NERA") and is a "significant unconsolidated subsidiary" under Rule 3-09 of Regulation S-X requiring separated financial statements.

        Basis of Preparation:    The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

        Revenue Recognition:    Rental income from residential properties is recognized over the term of the related leases. For residential tenants, amounts 60 days in arrears are charged against income. Concessions made on residential leases are accounted for on the straight-line basis.

        Above-market and below-market lease values for acquired properties are initially recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease values for acquired properties are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases.

        Rental Properties:    Rental properties are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; improvements and additions, which improve or extend the life of assets, are capitalized. When assets are retired or otherwise disposed of, the cost of the asset and related accumulated depreciation is eliminated from the accounts, and any gain or loss on such disposition is included in income. Fully depreciated assets are removed from the accounts. Rental properties are depreciated by both straight-line and accelerated methods over their estimated useful lives. Significant acquisitions with long term leases are evaluated to determine if a portion of the purchase price is allocable to intangibles such as non-market rate rents.

        Upon acquisition of rental property, the Joint Venture estimated the fair value of acquired tangible assets, consisting of land, building and improvements, and identified intangible assets and liabilities assumed, generally consisting of the fair value of (i) above and below market leases, (ii) in-place leases and (iii) tenant relationships. The Joint Venture allocated the purchase price to the assets acquired and liabilities assumed based on their fair values. The Joint Venture records goodwill or a gain on bargain purchase (if any) if the net assets acquired/liabilities assumed exceed the purchase consideration of a transaction. In estimating the fair value of the tangible and intangible assets acquired, the Joint Venture considers information obtained about each property as a result of its due diligence and marketing and

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

leasing activities, and utilizes various valuation methods, such as estimates cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs net of depreciation, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it is vacant.

        Other intangible assets acquired include amounts for in-place lease values and tenant relationship values, which are based on management's evaluation of the specific characteristics of each tenant's lease and the Joint Venture's overall relationship with the respective tenant. Factors to be considered by management in its analysis of in-place lease values include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, management considers leasing commissions, legal and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Joint Venture's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases are amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles are amortized to expense over the anticipated life of the relationships.

        In the event that facts and circumstances indicate that the carrying value of a rental property may be impaired, an analysis of the value is prepared. The estimated future undiscounted cash flows are compared to the asset's carrying value to determine if a write-down to fair value is required.

        Financing and Leasing Fees:    Financing fees are capitalized and amortized, using the interest method, over the life of the related mortgages. Leasing fees are capitalized and amortized on a straight-line basis over the life of the related lease. Unamortized balances are expensed when the corresponding fee is no longer applicable.

        Income Taxes:    The financial statements have been prepared on the basis that the joint venture is entitled to tax treatment as a partnership. Accordingly, no provision for income taxes has been recorded. (See note 10)

        Cash Equivalents:    The Joint Venture considers cash equivalents to be all highly liquid instruments purchased with a maturity of three months or less.

        Comprehensive Income:    Comprehensive income is defined as changes in members' equity, exclusive of transactions with owners (such as capital contributions and dividends). The Joint Venture did not have any comprehensive income items in 2014, 2013, or 2012 other than net income as reported.

        Concentration of Credit Risks and Financial Instruments:    The Joint Venture property is located in Brookline, Massachusetts, and is subject to the general economic risks related thereto. No single tenant accounted for more than 5% of the revenues in 2014, 2013 or 2012. The Joint Venture makes its temporary cash investments with high-credit-quality financial institutions. At December 31, 2014 and

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2013, respectively approximately $1,842,000 and $1,605,000 of cash and cash equivalents, and security deposits included in prepaid expenses and other assets exceeded federally insured amounts.

        Advertising Expense:    Advertising is expensed as incurred. Advertising expense was $9,000 in 2014, $9,000 in 2013 and $14,000 in 2012.

        Interest Capitalized:    The Joint Venture follows the policy of capitalizing interest as a component of the cost of rental property when the time of construction exceeds one year. During the years ended December 31, 2014, 2013 and 2012 there was no capitalized interest.

        Subsequent Events:    The Joint Venture has evaluated subsequent events through March 13, 2015, the date the financial statements were issued.

NOTE 2. RENTAL PROPERTIES

        Rental Properties Consist of the Following:

	Year Ended December 31,
	2014	2013	Useful Life
Land, Improvements and Parking Lots	$30,330,503	$30,330,503	15–40 years
Buildings and Improvements	72,704,084	72,704,084	15–40 years
Kitchen Cabinets	321,215	161,109	5–10 years
Carpets	409,939	1,736,780	5–10 years
Air Conditioning	62,259	48,430	5–10 years
Laundry Equipment	97,754	97,754	5–7 years
Elevators	1,746,855	1,705,708	20–40 years
Equipment	7,260,827	7,252,721	5–7 years
Furniture and Fixtures	219,245	11,636,201	5–7 years
Smoke Alarms	4,377	4,377	5–7 years

	113,157,058	125,677,668
Less Accumulated Depreciation	(16,014,281)	(23,556,704)

	$97,142,777	$102,120,964

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

NOTE 2. RENTAL PROPERTIES (Continued)

Hamilton Park Towers LLC
Rental Properties at Cost:
Balance, January 1, 2012	$125,084,930
Additions	249,581

Balance, December 31, 2012	125,334,511
Additions	343,156

Balance, December 31, 2013	125,677,667
Additions	368,831
Write off of retired assets	(12,889,440)

Balance, December 31, 2014	$113,157,058

Accumulated Depreciation:
Balance, January 1, 2012	$12,162,990
Depreciation for year	5,674,604

Balance, December 31, 2012	17,837,594
Depreciation for year	5,719,109

Balance, December 31, 2013	23,556,703
Depreciation for year	5,347,018
Write off of retired assets	(12,889,440)

Balance, December 31, 2014	$16,014,281

Net Book Value	$97,142,777

NOTE 3. RELATED PARTY TRANSACTIONS

        The Joint Venture's property is managed by an entity that is owned by the majority shareholder of the General Partner. The management fee is equal to 2% at Hamilton Park Towers of gross receipts of rental revenue and laundry income. Total management fees paid were approximately $289,000, $272,000 and $261,000 in 2014, 2013 and 2012, respectively.

        In 2014, the Management Company also received approximately $2,000 for construction supervision and architectural fees, $25,000 for maintenance services and $40,000 for administrative services.

        In 2013, the Management Company also received approximately $4,000 for construction supervision and architectural fees, $28,000 for maintenance services and $53,000 for administrative services.

        In 2012, the Management Company also received approximately $8,000 for construction supervision and architectural fees, $8,000 for maintenance service and $57,000 for administrative services.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

NOTE 4. OTHER ASSETS

        Approximately $964,000 and $898,000 of security deposits are included in prepaid expenses and other assets at December 31, 2014 and 2013, respectively. Security deposits and escrow accounts are restricted cash.

        Included in prepaid expenses and other assets at December 31, 2014 and 2013 is approximately $520,000 and $413,000, respectively, held in escrow to fund future capital improvements.

NOTE 5. MORTGAGE NOTES PAYABLE

        At December 31, 2014 and 2013, the mortgage payable is secured by a first mortgage on properties referred to in Note 2. At December 31, 2014, the interest rate on the loan is 5.57%, payable in monthly installments aggregating approximately $514,000, including interest, through October 2019. The mortgage is subject to prepayment penalties.

        The Joint Venture has pledged tenant leases as additional collateral for this loan.

        Approximate annual maturities at December 31, 2014 are as follows:

Hamilton Park Towers LLC
2015 Current Maturities	$1,541,094
2016	1,507,291
2017	1,593,424
2018	1,684,479
2019	79,914,525

$86,240,813

NOTE 6. ADVANCE RENTAL PAYMENTS AND SECURITY DEPOSITS

        The Joint Venture's residential lease agreements may require tenants to maintain a one-month advance rental payment and/or a security deposit. Prepaid rents are approximately $1,042,000 and $995,000 at December 31, 2014 and 2013, respectively. Security deposits are approximately $964,000 and $898,000 at December 31, 2014 and 2013, respectively.

NOTE 7. COMMITMENTS AND CONTINGENCIES

        From time to time, the Joint Venture may be involved in various ordinary routine litigation incidents to its business. The Joint Venture either has insurance coverage or provides for any uninsured claims when appropriate. The Joint Venture is not involved in any material pending legal proceedings.

NOTE 8. RENTAL INCOME

        Substantially all rental income was related to residential apartments with leases of one year of less.

        Rents receivable are approximately $95,000 and $92,000 net of allowances for doubtful accounts at December 31, 2014 and 2013, respectively.

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Measurements on a Recurring Basis

        At December 31, 2014 and 2013, we do not have any significant financial assets or financial liabilities that are measured at fair value on a recurring basis in our financial statements.

Financial Assets and Liabilities not Measured at Fair Value

        At December 31, 2014 and 2013 the carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, and note payable, accounts payable and accrued expenses were representative of their fair values due to the short-term nature of these instruments or, the recent acquisition of these items.

        At December 31, 2014 and 2013, we estimated the fair value of our mortgage payable based upon quoted market prices for the same (Level 1) or similar (Level 2) issues when current quoted market prices are available. We estimated the fair value of our secured mortgage debt that does not have current quoted market prices available by discounting the future cash flows using rates currently available to us for debt with similar terms and maturities (Level 3). The differences in the fair value of our debt from the carrying value are the result of differences in interest rates and/or borrowing spreads that were available to us at December 31, 2014 and 2013, as compared with those in effect when the debt was issued or acquired. The secured mortgage debt contain pre-payment penalties or yield maintenance provisions that could make the cost of refinancing the debt at lower rates exceed the benefit that would be derived from doing so.

        The following table reflects the carrying amounts and estimated fair value of our debt.

	Carrying Amount	Estimated Fair Value
Mortgage Note Payable
At December 31, 2014	$86,240,812	$94,045,272
At December 31, 2013	$87,410,638	$96,374,523

        Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 2014 and 2013. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2014 and current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 10. TAXABLE INCOME AND TAX BASIS

        The Joint Venture is not subject to income taxes as it files a partnership tax return whereby its income or loss is reportable by the members.

        Taxable income or loss is different than financial statement income because of intangible assets, accelerated depreciation, different tax lives, and timing differences related to prepaid rents and allowances. The Partnership share of the taxable loss is approximately $238, 000 less than statement loss for the year ended December 31, 2014. The cumulative tax basis of the Joint Venture real estate allocated to the Partnership at December 31, 2014 is approximately $1,116,000 more than the statement

HAMILTON PARK TOWERS LLC

(Unconsolidated Significant Joint Venture)

NOTES TO FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

NOTE 10. TAXABLE INCOME AND TAX BASIS (Continued)

basis primarily due to the purchase price allocation to intangible assets at Hamilton Park Towers and accelerated depreciation.

        The Joint Venture adopted the amended provisions related to uncertain tax provisions of ASC 740, Income Taxes. As a result of the implementation of the guidance, the Joint Venture recognized no material adjustments regarding its tax accounting treatment. The Joint Venture expects to recognize interest and penalties related to uncertain tax positions, if any, as income tax expense, which would be included in general and administrative expense.

        In the normal course of business the Partnership or one of its subsidiaries is subject to examination by federal, state and local jurisdictions in which it operates, where applicable. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2009 forward.

NOTE 11. NEW ACCOUNTING PRONOUNCEMENT

        In January 2013, the FASB issued Accounting Standards Update 2013-02, Reporting of Amounts Reclassified Out of Accumulated Comprehensive Income ("ASU 2013-02"), which requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For other amounts that are not required under GAAP to be reclassified in their entirety to net income within the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about the reclassified amounts. The Partnership adopted the provisions of ASU 2013-02 on January 1, 2013, which did not have a significant impact on its consolidated financial statements or notes thereto.

        In August 2014, the FASB issued ASU 2014-15, which requires management to evaluate whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, and to provide certain disclosures when it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued. ASU 2014-15 is effective for the annual period ended December 31,2016 and for annual periods and interim periods thereafter with early adoption permitted. The adoption of ASU 2014-15 is not expected to materially impact the Partnership's consolidated financial statements.

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  Exhibit 99.1
HAMILTON PARK TOWERS LLC Financial Statements—Unconsolidated Significant Joint Venture As of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 Together With Report of Independent Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM